Exhibit 99.1

MINISO Group Announces Annual General Meeting on June 12, 2025, Filing of Annual Report on Form 20-F and Proposed Change of Auditors

GUANGZHOU, China, April 24, 2025  -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 11:00 a.m. Hong Kong time on June 12, 2025 at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”).

The Company today also announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the United States Securities and Exchange Commission (the “SEC”), as well as its Hong Kong annual report for the fiscal year ended December 31, 2024 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEx”).

The Company today further announced that the current auditors of the Company, KPMG, will retire as the auditors of the Company upon expiration of their current term of office at the conclusion of the forthcoming AGM.

Further, the board of directors of the Company (the “Board”) has resolved, with recommendation from the audit committee of the Company (the “Audit Committee”), to propose to appoint Ernest & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the new auditors of the Company following the retirement of KPMG, subject to the approval of the shareholders of the Company (the “Shareholders”) at the AGM.

AGM

The AGM Notice, the AGM circular, the form of proxy and other documents for the AGM are available on the HKEx’s website at https://www.hkexnews.hk., as well as the Company’s investor relations website at https://ir.miniso.com.

Holders of record of ordinary shares of the Company at the close of business on May 13, 2025, Hong Kong time, are entitled to notice of and to attend and vote at the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 13, 2025, New York time, who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be.

Filing of Annual Reports

The Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the SEC. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at https://www.sec.gov as well as through the Company’s investor relations website at https://ir.miniso.com/. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its Shareholders and ADS holders upon request. Requests should be directed to ir@miniso.com.

The Company has also published its Hong Kong annual report today for the fiscal year ended December 31, 2024 pursuant to the Rules Governing the Listing of Securities on the HKEx, which can be accessed on the Company’s investor relations website at https://ir.miniso.com/ as well as the HKEx’s website at https://www.hkexnews.hk.

Proposed Change of Auditors

The Audit Committee has considered a number of factors when recommending EY as the auditors of the Company to the Board, including but not limited to, (i) their experience in handling audit work for companies listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, their industry knowledge and their familiarity with the requirements under the rules of the relevant stock exchanges and the International Financial Reporting Standards; (ii) their past experience as the auditors of Yonghui Superstores Co., Ltd; (iii) their resources allocation, quality and capability including but not limited to manpower, time and other resources allocation; (iv) their independence and objectivity; and (v) their market reputation.

KPMG Huazhen LLP has audited the consolidated financial statements of the Company in accordance with the standards of the PCAOB since 2019, and KPMG has audited the consolidated financial statements of the Company in accordance with Hong Kong Standards on Auditing since 2022. Consistent with good corporate governance practice, the Board considers that the change of auditors after an appropriate period of time will enhance the independence and objectivity of the external audit of the Company. The Board is of the view that retirement of KPMG as auditors of the Company is in the interest of the Company and the Shareholders as a whole.

The Board and the Audit Committee have confirmed that there is no disagreement between the Company and KPMG, and there are no matters in respect of the retirement of KPMG that need to be brought to the attention of the Shareholders. The Company is incorporated under the laws of the Cayman Islands and to the knowledge of the Board, there is no requirement under the laws of the Cayman Islands for the retiring auditor to confirm whether or not there is any circumstance connected with their retirement as the Company’s auditors which they consider should be brought to the attention of the Shareholders. KPMG has therefore not issued such confirmation.

The Board would like to take this opportunity to express its sincere gratitude to KPMG for its services rendered to the Company over the past years.

An ordinary resolution will be proposed at the AGM to appoint EY as the external auditors of the Company. A circular containing, among others, details of such proposed appointment of EY together with the notice convening the AGM are available on the HKEx’s website at https://www.hkexnews.hk., as well as the Company’s investor relations website at https://ir.miniso.com.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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